SCHEDULE 13G

CUSIP No.	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

____________

SCHEDULE 13G

Seven Arts Pictures PLC

(Name of Issuer)

Ordinary shares, par value £0.25 per share

(Title of Class of Securities)

 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Isaac
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)( ) (b)( )
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,562,162
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,562,162
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,562,162
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No.	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Isaac Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)( ) (b)( )
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 950,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 950,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.0%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No.	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Negotiart of America Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)( ) (b)( )
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 612,162
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 612,162
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 612,162
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12	TYPE OF REPORTING PERSON CO

CUSIP No.	Page 5 of 9 Pages

Item 1 (a)           Name of issuer:

Seven Arts Pictures PLC (the “Issuer”).

(b)           Address of issuer’s principal executive offices:

38 Hertford Street
London, UK  W1J7SG

Item 2 (a)           Name of person filing:

(1)  Jon Isaac
(2)  Isaac Capital Group LLC (“ICG”)
(3)  Negotiart of America Inc. (“NAI”).

Mr. Isaac is the owner of ICG and NAI.  ICG is the record owner of 950,000 of the Issuer’s ordinary shares, par value £0.25 per share (the “Ordinary Shares”).  NAI is the beneficial owner of 612,162 Ordinary Shares.  ICG and NAI each expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other of them.

 (b)           Address of principal business office or, if none, residence:

501 W. Broadway Suite A212
San Diego, California  92101

 (c)           Citizenship:

Mr. Isaac is a citizen of Canada.  ICG is a Delaware limited liability company.  NAI is a California corporation.

 (d)           Title of class of securities:

Ordinary shares, par value £0.25 per share

 (e)           CUSIP No.:

Unknown.

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No.	Page 6 of 9 Pages

Item 4 Ownership.

(a)   Amount beneficially owned: 1,562,162 shares

ICG beneficially owns 950,000 Ordinary Shares and NAI beneficially owns 612,162 Ordinary Shares.  ICG and NAI each expressly disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other of them.

(b)   Percent of class:  14.8%

This percentage was calculated based on 10,589,100 outstanding Ordinary Shares as of March 11, 2011, as reported in the Issuer’s Amendment No. 5 to Registration Statement on Form F-1, as filed with the Securities and Exchange Commission on March 11, 2011.

(c)   Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,562,162

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,562,162

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6 Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8 Identification and Classification of Members of the Group.

Not Applicable.

CUSIP No.	Page 7 of 9 Pages

Item 9 Notice of Dissolution of Group.

Not Applicable.

Item 10       Certifications.

By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2011	Jon Isaac /s/ Jon Isaac

Date: March 14, 2011	Isaac Capital Group LLC By: /s/ Jon Isaac Jon Isaac Member

Date: March 14, 2011	Negotiart of America Inc. By: /s/ Jon Isaac Jon Isaac President

CUSIP No.	Page 9 of 9 Pages

EXHIBIT INDEX

No. 1	Description Joint Filing Agreement